January 11, 2012

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549

Re:	Carlisle Companies Incorporated
Form 10-K for the Fiscal Year ended December 31, 2010
Form 10-Q for the Fiscal Quarter ended September 30, 2011
File No. 1-9278

Dear Mr. Decker:

On behalf of Carlisle Companies Incorporated (the “Company”), we have the following responses to the comments in your comment letter dated December 27, 2011 related to the Company’s Form 10-K for the fiscal year ended December 31, 2010 filed by the Company on February 16, 2011 and the Form 10-Q for the quarter ended September 30, 2011 filed by the Company on October 25, 2011 (Commission File No. 1-9278).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment.  All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

Management Response:

The responses below include what the associated revisions will look like in the Company’s future filings, including its interim filings, where applicable.

Management’s Discussion and Analysis of Financial Condition, page 16

Liquidity and Capital Resources, page 31

Sources and Uses of Cash, page 31

2.              You indicate that $56.1 million of your cash on hand was located in wholly-owned subsidiaries outside the United States.  Please address the following:

•                  Disclose whether your cash on hand outside the United States is held in foreign currencies or U.S. dollars;

•                  Quantify the amount of cash held in foreign countries where the funds are not readily convertible into other foreign currencies, including U.S. dollars.  Please also explain the implications of any such restrictions upon your liquidity; and

•                  Discuss the fact that if the foreign cash and cash equivalents are needed for you operations in the U.S. you would be required to accrue and pay U.S. taxes to repatriate these funds.  Disclose if it is your intent is to permanently reinvest these foreign amounts outside the U.S. and whether your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2011, the Company will include additional disclosures regarding cash located in wholly-owned subsidiaries outside the United States in the Liquidity and Capital Resources discussion in a manner similar to the following:

As of December 31, 2011, the Company had $         million of cash on hand, of which $         million was located in wholly owned subsidiaries of the Company outside the United States.  Cash held by subsidiaries outside the United States is held primarily in the currency of the country in which it is located.  Such cash is used to fund the operating activities of the Company’s foreign subsidiaries and for further investment in foreign operations.  Generally, the Company currently considers such cash to be permanently reinvested in its foreign operations and the Company’s current plans do not demonstrate a need to repatriate such cash to fund its operations and corporate activities in the United States.  Repatriation of cash held by foreign subsidiaries may require the accrual and payment of income taxes in the United States.

In addition, cash held by subsidiaries in China is subject to local laws and regulations that require government approval for conversion of such cash to and from U.S. dollars as well as for transfer of such cash to entities that are outside of China.  As of December 31, 2011, the Company had cash and cash equivalents of $         million located in wholly owned subsidiaries of the Company within China.

In addition, in future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2011, the Company will include additional disclosures regarding cash located in wholly-owned subsidiaries outside the United States in the Cash Management discussion in a manner similar to the following:

In addition, the Company believes that its liquidity and capital resources from U.S. operations are adequate to fund its U.S. operations and corporate activities without a need to repatriate funds held by subsidiaries outside the United States.

Critical Accounting Policies, page 36

Goodwill and Other Intangible Assets, page 37

3.              We note your disclosures regarding your policy for goodwill and other intangible assets.  In the interest of providing readers with better insight into management’s judgments in accounting for goodwill, please disclose the following:

•                  Identify the reporting unit(s) to which goodwill applies and

•                  Explain how the assumptions and methodologies in the current year have changed since the prior year, if applicable, highlighting the impact of any changes.

In any event, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•                  Identify the reporting unit;

•                  The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•                  The amount of goodwill;

•                  A description of the assumptions that drive estimated fair value;

•                  A discussion of the uncertainty associated with the key assumptions.  For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•                  A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2011, the Company will revise its disclosure for goodwill and other intangible assets within Critical Accounting Policies in a manner similar to the following:

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets are recognized and recorded at their acquisition-date fair values. Intangible assets with indefinite useful lives are not amortized but are tested annually for impairment via a one-step process by comparing the fair value of the intangible asset with its carrying value.  If the intangible asset’s carrying value exceeds its fair value, an impairment charge is recorded in current earnings for the difference.  The Company estimates the fair value of its indefinite-lived intangible assets based on the income approach utilizing the discounted cash flow method.  As of the most recent annual impairment test, all of the Company’s indefinite-lived intangible assets’ fair value exceeded their carrying values by at least 20%.  The Company’s annual testing date for indefinite-lived intangible assets is

October 1.  The Company periodically re-assesses indefinite-lived intangible assets as to whether their useful lives can be determined and if so, begins amortizing any applicable intangible asset.

Goodwill

Goodwill is not amortized but is tested annually for impairment at a reporting unit level.  The Company has determined that its operating segments are its reporting units.  The Company has allocated goodwill to it reporting units as follows:

Goodwill by Reporting Unit

	2011	2010

Construction Materials
Transportation Products
Brake and Friction
Interconnect Technologies
Foodservice Products

Total

First, goodwill is tested for impairment by comparing the fair value of the reporting unit with the reporting unit’s carrying amount to identify any potential impairment.  If fair value is determined to be less than carrying value, a second step is used whereby the implied fair value of the reporting unit’s goodwill, determined through a hypothetical purchase price allocation, is compared with the carrying amount of the reporting units’ goodwill.  If the implied fair value of the reporting units’ goodwill is less than its carrying amount, an impairment charge is recorded in current earnings for the difference.  The Company’s annual testing date for goodwill is October 1.  The Company also assesses the recoverability of goodwill more frequently if facts and circumstances indicate goodwill may be impaired.

In its most recent test, the Company estimated the fair value of its reporting units primarily based on the income approach utilizing the discounted cash flow method.  The Company also utilized fair value estimates derived from the market approach utilizing the public company market multiple method to validate the results of the discounted cash flow method, which required it to make assumptions about the applicability of those multiples to its reporting units.  The discounted cash flow method required the Company to estimate future cash flows and discount those amounts to present value.  The key assumptions that drove fair value included:

•                  Industry weighted-average cost of capital (“WACC”): The Company utilized a WACC relative to each reporting unit’s industry as the discount rate for estimated future cash flows.  The WACC is intended to represent a rate of return that would be expected by a market place participant.  The Company utilizes third-party valuation providers to assist management in determining the appropriate WACC by industry.

•                  EBIT margins:  The Company utilized historical and expected EBIT margins, which varied based on the projections of each reporting unit being evaluated.

While the Company believes these assumptions are appropriate, they are subject to uncertainty and by nature include judgments and estimates regarding various factors including the realization of sales price increases, fluctuation in price and availability in key raw materials, and operating efficiencies.  With the exception of the Transportation Products reporting unit, all of the key assumptions and methodologies utilized by the Company in its most recent annual goodwill impairment test did not deviate materially from recent historical results and the Company’s remaining reporting units’ fair values exceeded their carrying value by at least 15%.

With respect to the most recent test of goodwill allocated to the Transportation Products reporting unit of approximately $100 million, the Company estimated that fair value exceeded carrying value by approximately 6%.  The Company’s assumptions specifically include estimates of increased future cash flows to be derived from benefits attributable to the restructuring activities in the Transportation Products reporting unit undertaken in 2009, 2010 and 2011.  These activities include the consolidation of manufacturing capacity and distribution centers in the United States and manufacturing capacity in China, activities to increase production efficiencies at its Jackson, TN start-up tire manufacturing facility, organizational changes and streamlining of administrative functions.  The costs associated with these restructuring activities are not expected to recur in future periods and are expected to result in increased profitability and cash flows in this reporting unit versus recent historical results.  While the Company believes that these assumptions are appropriate, significant changes in the estimated benefits of the restructuring activities, along with revenue growth rates, price and availability of key raw materials, operating efficiencies and discount rates may materially affect the Transportation Products reporting unit’s fair value.  Based on the Company’s sensitivity analysis a 1% increase in the discount rate would reduce estimated fair value by approximately $60 million or a 1% decrease in the EBIT margin assumption would reduce estimated fair value by approximately $70 million, either of which would result in the carrying value exceeding the estimated fair value.  This would require the Company to perform step two of the impairment test described above.

See Note 6 to the Consolidated Financial Statements for more information regarding goodwill.

The Company also intends to continue to monitor the Transportation Products reporting unit’s fair value in future periods and disclose in Results of Operations in the Form 10-K for the year ended December 31, 2011 and in Results of Operations in subsequent filings, as appropriate, that there is a risk of impairment charges in a manner similar to the following:

As of March 31 2012, the carrying value of CTP’s goodwill and intangible assets was $100 million and $2.7 million, respectively. Goodwill and intangible assets with indefinite useful lives are tested at least annually for impairment or when evidence of a potential impairment exists, or more frequently if circumstances indicate a potential impairment exists. The Company did not recognize any goodwill or intangible asset impairment through March, 31, 2012 related to CTP or any of its other reporting units. However, deterioration of the outlook for CTP could potentially result in a future impairment loss within this reporting unit. For additional information, refer to Item 1A of the Company’s 2011 Annual Report on Form 10-K.

Valuation of Long-Lived Assets, page 37

4.              We note your disclosures regarding impairment of long-lived assets.  In the interest of providing the readers with a better insight into management’s judgments in accounting for long-lived assets, including property and equipment and customer relationship intangible assets please disclose the following:

•                  How you group long-lived assets for impairment and your basis for determination;

•                  How you determine when long-lived assets should be tested for impairment;

•                  How frequently you evaluate for the types of events and circumstances that may indicate impairment; and

•                  The carrying value of any long-lived assets or asset groups for which the carrying value is close to corresponding undiscounted cash flows or fair value.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2011, the Company will revise its disclosure for valuation of long-lived assets in Critical Accounting Policies in a manner similar to the following:

Long-lived assets or asset groups, including amortizable intangible assets, are tested for impairment whenever events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable.  For purposes of testing for impairment, the Company groups its long-lived assets classified as held and used at the lowest level for which identifiable cash flows are largely independent of the cash flows from other assets and liabilities.  The Company’s asset groupings vary based on the related business in which the long-lived asset is employed and the interrelationship between those long-lived assets in producing net cash flows, for example, multiple manufacturing facilities may work in concert with one another or may work on a stand-alone basis to produce net cash flows.  The Company utilizes its long-lived assets in multiple industries and economic environments and its asset grouping reflect these various factors.  The following are examples of events or changes in circumstances that the Company considers:

•                  Significant decrease in the market price of a long-lived asset (asset group)

•                  Significant change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

•                  Significant adverse change in the legal factors or business climate that could affect the value of a long-lived asset (asset group), including an adverse assessment by a regulator

•                  Accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

•                  Current-period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

•                  Current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life

The Company monitors the operating and cash flow results of its long-lived assets or asset groups classified as held and used to identify whether events and circumstances indicate the remaining useful lives of those assets should be adjusted, or if the carrying value of those assets or asset groups may not be recoverable.  In the event indicators of impairment are identified, undiscounted estimated future cash flows are compared to the carrying value of the long-lived asset or asset group.  If the undiscounted estimated future cash flows are less than the carrying amount, the Company determines the fair value of the asset or asset group and records an impairment charge in current earnings to the extent carrying value exceeds fair value.  Fair values may be determined based on estimated discounted cash flows, by prices for like or similar assets in similar markets, or a combination of both.  There are currently no long-lived assets or asset groups classified as held and used for which the related undiscounted cash flows do not substantially exceed their carrying amounts.

Long-lived assets or asset groups that are part of a disposal group that meets the criteria to be classified as held for sale are not assessed for impairment but rather if fair value, less cost to sell, of the disposal group is less than its carrying value a loss on sale is recorded against the disposal group.

Financial Statements

Notes to the Financial Statements

Note 9 - Acquisitions

5.              You allocated $216.5 million, which represents approximately 52% of the total purchase price, to goodwill in your purchase price allocation for the acquisition of the Hawk Corporation during 2010.  In 2011, you allocated $46.7 million, which represents approximately 39% of the total purchase price, to goodwill for the acquisition of PDT Phoenix GmbH.  Please expand your disclosures to provide a comprehensive discussion of why a significant portion of the purchase price was allocated to goodwill.  Your disclosure should fully explain to investors why you are willing to pay a purchase price that resulted in a significant amount of goodwill being recognized.  Refer to ASC 805-30-50-1(a).  Please also tell us the process you go through to ensure that you have identified all intangible assets acquired.  Refer to ASC 805-20-25.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2011, the Company will revise its disclosure to provide a comprehensive discussion of why significant portions of the purchase prices paid for the Hawk Corporation and PDT Phoenix GmbH acquisitions were allocated to goodwill in a manner similar to the following:

Hawk Corporation

In addition to the workforce of Hawk and the cost reduction synergies recognized in the acquisition of Hawk, the amount of goodwill is attributable to the significant strategic benefits of the transaction to Carlisle, thus creating a solid platform for growth.  The acquisition of Hawk adds superior friction capability to Carlisle’s existing friction and hydraulic product lines, thus enabling Carlisle to offer a full range of friction product solutions to customers and generate additional revenue through broader product lines, services and distribution.  The acquisition expands Carlisle’s global footprint, particularly outside the U.S., better positioning Carlisle to participate in emerging market growth. The addition of Hawk significantly improves Carlisle’s aftermarket product portfolio and distribution network and enhances Carlisle’s efficiency and ability to provide innovative friction solutions.

PDT Phoenix GmbH

The amount of goodwill recognized in the acquisition of PDT is attributable to the workforce of PDT, the solid financial performance of this leading manufacturer of single-ply roofing and waterproofing systems and the significant strategic value of the business to Carlisle.  PDT provides Carlisle with a solid manufacturing and knowledge base for single-ply roofing products in Europe and provides an established distribution network throughout Europe, both of which enhance Carlisle’s goal of expanding its global presence.  The European market shows favorable trends towards single-ply roofing applications and Carlisle can provide additional product development and other growth resources to PDT.

In regards to the amount of the purchase price allocated to goodwill recognized of $46.7 million with the acquisition of PDT, the Company, as of September 30, 2011 had not received the revised third-party valuations related to the identified intangible assets and therefore the amount recorded was preliminary.  The Company expects in its financial statements to be included in Form 10-K for the year ended December 31, 2011 to revise the allocation of the purchase price to the identifiable assets and assumed liabilities based on the receipt of the revised third-party valuation reports.  The Company currently expects that the amount of goodwill to be recognized at December 31, 2011 to be less than that allocated as of September 30, 2011 due to the fair value of the intangible assets being higher than previously estimated and thus record a measurement-period adjustment to the intangible assets and goodwill.

Identification of Intangible Assets

The Company’s process for identifying acquired intangible assets in a business combination transaction consists of the following:

•                  Management’s review of the acquiree’s consolidated U.S. GAAP financial statements, historical and projected financial information and other information available regarding the acquiree’s business,

•                  Management’s review of the acquiree’s supply contracts, leases, financial instruments, employment agreements and other related employee benefit arrangements,

•                  Discussion with the acquiree’s management team as to the relationship with its customers both contractual and non-contractual, use of trade names and/or trademarks, any significant production backlog and deferred revenue,

•                  Discussion with the acquiree’s management team as to the technology employed in manufacturing its products or providing its services, whether by patent or trade-secrets, know-how, etc.,

•                  Discussion with the acquiree’s management team as to research and development activities, particularly those projects in-process,

•                  Discussion with the acquiree’s management team as to the developed workforce particularly the skill and or technological background of the workforce,

•                  Review of accounting literature, prior acquisitions and other sources for general guidance as to the types of intangible assets that are typically recognized in a business combination transaction, and

•                  Utilization of third-party valuation providers to assist Management in identifying and valuing its intangible assets.

6.              In connection with your acquisition of the Hawk Corporation in 2010, you recorded $46.8 million of customer relationship intangible assets, which are being amortized over fifteen to sixteen years.  It appears in other acquisitions, you have recorded customer relationships intangibles which are being amortized up to twenty years.  Please help us understand how you arrive at the appropriate amortization periods based on your consideration of ASC 350-30-35-1 through 5.  Please also provide us with a breakdown of the total amount of customer relationships intangible assets recorded by amortization period as of September 30, 2011, December 31, 2010 and December 31, 2009.

Management Response:

The Company determines the appropriate useful life of its customer relationship intangible assets by reviewing the criteria in ASC 350-35-1 through 5 and considering the period of expected cash flows used to measure the fair value of the intangible asset.  The Company operates in multiple industries across the globe and markets multiple products to various end customers and thus the useful lives of its customer relationship intangible assets reflect those varying sets of customers, economic conditions and related cash flows.  In arriving at the useful lives of the customer relationship intangible assets, the Company assesses the following factors:

•                  Whether the acquired customer base is either relatively large or small (i.e., is the customer base made-up of a few number of large customers or a large number of smaller customers) indicating whether those relationships will dissipate more or less rapidly over time;

•                  The Company’s own experience with similar customers’ attrition rates, or the experience noted in the particular industry;

•                  Whether there are any known trends that would impact customer attrition whether from technological obsolescence, product demand or other factors that may bear on the period over which cash flows will be generated;

•                  The period over which the expected cash flows are estimated to measure the fair value of the customer relationship intangible asset; and,

•                  The Company periodically re-assesses the useful lives of its customer relationships based on any events that would suggest the useful lives have materially changed from the previous estimate.

For example, the customer relationship intangible asset assigned a useful life of 20 years relates to a business acquired in the commercial aerospace industry in which the life of the customer relationship is driven principally by the large airframe manufacturers’ programs that have relatively long cycles and therefore the rate of dissipation of the customers is also relatively long.

The following depicts the customer relationship intangible assets by amortization period as of September 30, 2011, December 31, 2010 and 2009:

Customer Relationship Intangible Assets

($ in millions)

	Gross Balance as of
	September 30	December 31
Estimated Useful Life (Years)	2011	2010	2009

5	$13.7	$13.7	$13.7
10	10.2	10.2	10.2
15	38.5	38.5	—
16	45.3	45.3	37.1
17	4.5	4.5	4.5
18	7.1	7.1	7.1
19	15.5	—	—
20	75.0	75.0	75.0

Total	$209.8	$194.3	$147.6

Note 17 — Commitments and Contingencies, page 76

Litigation, page 77

7.              You indicate that from time to time you may be involved in various other legal actions arising in the normal course of business.  You disclosed that in the opinion of management, the ultimate outcome will not have a material adverse effect on your consolidated financial position, but may have a material impact on your results of operations for a particular period.  Please revise your disclosure to also address the expected impact on your cash flows as well as whether you considered the matters in the aggregate in addition to individually in making these determinations.  Please tell us how you determined that the ultimate outcome will not have a material adverse effect on your financial position, but may have a material impact on your results of operations.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2011, the Company will include additional disclosures regarding the expected impact on cash flows and whether the Company considered the matters in the aggregate in addition to individually in a manner similar to the following:

From time-to-time the Company may be involved in various other legal actions arising in the normal course of business. In the opinion of management, the ultimate outcome of such actions, either individually or in the aggregate, will not have a material adverse effect on the consolidated financial position or annual operating cash flows of the Company, but may have a more than inconsequential impact on the Company’s results of operations for a particular period.

The Company believes that such matters will not have a material adverse effect on its financial position or cash flows but may have a material impact on its results of operations in a particular period due to the fact that settlement or other resolution of a matter(s) may be significant to a single quarter’s results of operations especially given the seasonality in the Company’s business, but would not be significant to the Company’s overall financial position, e.g., total assets, equity or annual operating cash flows.

8.              If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, including the matter with the U.S. Immigration and Customs Enforcement Office of Investigations, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  You may provide your disclosures on an aggregated basis.  Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.  We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies.  Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible outcomes.

Management Response:

In future filings, beginning with the Company’s Form 10- K for the year ending December 31, 2011, the Company will include disclosure stating that the estimate of any additional loss is immaterial in a manner similar to the following:

At this time, the amount of reasonably possible additional duties and/or civil fines or penalties, if any, owed as a result of this classification effort are not material to the Company’s financial position, annual results of operations or annual operating cash flows.

In filings subsequent to the Form 10-K for the year ending December 31, 2011, the Company does not intend to repeat the above disclosures due to the immateriality of the matter.

See Management’s Response to Comment No. 10 for disclosure related to the Company’s remaining pending asbestos-related litigation and Comment No. 7 for all other matters.

9.              For the matter with the U.S. Immigrations and Customs Enforcement Office of Investigations, please also address the expected effect of the matter on your results of operations and cash flows.

Management Response:

See Management’s Response to Comment No. 8.

10.       SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.  You have been named as a defendant in lawsuits in various state courts in which plaintiffs have alleged injury due to exposure to asbestos-containing brakes.  You believe that the resolution of your remaining pending asbestos claims will not have a material impact on your financial condition, results of operations or cash flows although these matters could result in you being subject to monetary damages, costs or expenses, or charges against earnings in particular periods based on your ongoing evaluation.  Please help us better understand how you determined that additional disclosures regarding these matters, including those called for by SAB Topic 5:Y do not need to be provided.  Specifically, please provide us with additional background regarding any remaining outstanding matters and your basis for determining that they will not have a material impact on your financial condition, results of operations, or cash flows.

Management Response:

The Company reviewed the requirements of SAB Topic 5:Y in preparing its disclosures contained in the 2010 Form 10-K and Form 10-Q for the third quarter of 2011 and assessed such requirements versus the Company’s remaining pending asbestos claims, and due to the fact that estimated potential losses and timing of any related payments, individually or in the aggregate, are not material to the Company’s financial position, results of operations or cash flows the Company did not include such additional disclosures.

The Company based this determination on the following factors:

•                  The Company has not produced the asbestos-containing brakes since the mid-1980’s;

•                  The Company has been defending such cases for approximately 30 years and has significant experience in estimating the potential loss or range of loss and timing of payments;

•                  The number of remaining cases has trended downward significantly over the last several years and this trend is expected to continue consistent with the niche markets in which the Company’s asbestos-containing products were distributed as well as the various latency periods associated with diseases alleged by the remaining potential plaintiffs;

•                  The amount of past settlements have not exceeded material levels, the largest of which was the case discussed in Note 17 to the Company’s 2010 consolidated financial statements; and

•                  The Company, based on the particular circumstances of the case settled for $5.9 million (inclusive of insurance recoveries) disclosed in Note 17 to the Company’s 2010 consolidated financial statements, concluded that the remaining pending asbestos-related cases were not similar to it and thus the estimated loss or range of loss of those cases was determined to be immaterial to the Company’s financial position, results of operations and cash flows.

Further, the Company has insurance that will allow for recovery of a substantial portion of certain of the Company’s defense costs and future settlements and judgments, which is described in Note 17 to the Company’s 2010 consolidated financial statements.  The insurance significantly lessens the impact to the Company’s net assets, results of operations and operating cash flows even if such recoveries are received in later accounting periods.  The Company records its asbestos-related obligations and insurance recoveries on a gross basis in the consolidated balance sheet.  Insurance recoveries are recognized when they are deemed probable and when the loss has been recognized in the financial statements.

Management Acknowledgement

The Company also acknowledges the following:

•                  it is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 501-1106 with any questions regarding the foregoing.

Sincerely,

/s/ Steven J. Ford
Steven J. Ford
Vice President and Chief Financial Officer